UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (Amendment No. 9)

                    Under the Securities Exchange Act of 1934

                                  Talk.com Inc.
                         (formerly, Tel-Save.com, Inc.)
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    879176195
                                 --------------
                                 (CUSIP Number)

                                 Daniel Borislow
                          8234 Horseshoe Bay Boulevard
                             Boynton Beach, FL 33437
                -------------------------------------------------
                 (Name, Address, and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 26, 1999
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                              (Page 1 of 3 Pages)


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                                                             (Page 2 of 3 Pages)


CUSIP No. 879176105                   13D

--------------------------------------------------------------------------------

1)   NAME OF REPORTING PERSON                                    Daniel Borislow
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS:                                                        N/A
--------------------------------------------------------------------------------
5)   CHECK IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                                   U.S.
--------------------------------------------------------------------------------
NUMBER OF             7)  SOLE VOTING POWER                            1,653,420
SHARES                ----------------------------------------------------------
BENEFICIALLY          8)  SHARED VOTING POWER                                  0
OWNED BY              ----------------------------------------------------------
EACH                  9)  SOLE DISPOSITIVE POWER                       1,653,420
REPORTING             ----------------------------------------------------------
PERSON WITH           10) SHARED DISPOSITIVE POWER                             0
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,653,420
--------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES         [ ]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                       2.7%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON:                                                IN
--------------------------------------------------------------------------------



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                                                             (Page 3 of 3 Pages)


     This Amendment No. 9 amends Item 5 of the Schedule 13D filed by the Reporting Person. Capitalized terms used herein without definition have the meanings set forth in the Reporting Person's Schedule 13D as amended by Amendments No. 1 to 8 thereto.

Item 5.  Interest in Securities of Issuer.

     Item 5(e) is hereby amended as follows:

     (e) On April 26, 1999, the Reporting Person ceased to be the beneficial owner of more than 5% of the Company's shares of Common Stock.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 7, 1999


                                                     /s/ Daniel Borislow
                                                     ---------------------------
                                                     Daniel Borislow